SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Energy XXI (Bermuda) Limited
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

G10009101
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

Page 1 of 14 Pages

SCHEDULE 13G

CUSIP No. G10009101                                                                                            Page 2 of 14 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin Capital Management, L.P. II
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,975,000(1)
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,975,000(1)
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,975,000(1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12)	TYPE OF REPORTING PERSON PN
(1)	Includes 2,850,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. G10009101                                                                                            Page 3 of 14 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin International Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,625,000(1)
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,625,000(1)
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,000(1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12)	TYPE OF REPORTING PERSON CO
(1)	Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. G10009101                                                                                            Page 4 of 14 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,625,000(1)
		6)	SHARED VOTING POWER 415,000(2)
		7)	SOLE DISPOSITIVE POWER 3,625,000(1)
		8)	SHARED DISPOSITIVE POWER 415,000(2)
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,000(3)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12)	TYPE OF REPORTING PERSON OO

(1)	Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.
(2)	Includes 265,000 shares of Common Stock issuable upon the exercise of warrants.
(3)	Includes 2,765,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. G10009101                                                                                            Page 5 of 14 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig Effron
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 8,015,000(1)
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 8,015,000(1)
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,015,000(1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12)	TYPE OF REPORTING PERSON IN

(1)	Includes 5,615,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. G10009101                                                                                            Page 6 of 14 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Curtis Schenker
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 8,015,000(1)
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 8,015,000(1)
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,015,000(1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12)	TYPE OF REPORTING PERSON IN

(1)	Includes 5,615,000 shares of Common Stock issuable upon the exercise of warrants.

Schedule 13G

Item 1(a).     Name of Issuer:

Energy XXI (Bermuda) Limited

Item 1(b).     Address of Issuer’s Principal Executive Offices:

Canon’s Court, 22 Victoria Street, P.O. Box HM 1179
Hamilton HM EX, Bermuda

Item 2(a).	Name of Persons Filing:

(i)	Scoggin Capital Management, L.P. II
(ii)	Scoggin International Fund, Ltd.
(iii)	Scoggin, LLC
(iv)	Craig Effron
(v)	Curtis Schenker

(collectively, the “Reporting Persons” and each a “Reporting Person”)

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons, other than Scoggin International Fund, Ltd., has a business address at 660 Madison Avenue, New York, NY 10021.

Scoggin International Fund, Ltd. has a business address at c/o Swiss Financial Services (Bahamas) Ltd.; One Montague Place, 4th Floor; East Bay Street; P.O. Box EE-17758; Nassau, Bahamas.

Item 2(c).     Citizenship or Place of Organization:

(i)	Scoggin Capital Management, L.P. II
                Delaware

(ii)    Scoggin International Fund, Ltd.
 Commonwealth of the Bahamas

(iii)   Scoggin, LLC
 New York

(iv)   Craig Effron
                 USA

(v)    Curtis Schenker
                 USA

Item 2(d).     Title of Class of Securities:

Common Stock

Item 2(e).     CUSIP Number:

G10009101

Item 3.          If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.         Ownership.

(i)    Scoggin Capital Management, L.P. II1

(a)	Amount beneficially owned: 3,975,000[2]

(b)	Percent of class: 4.6%[3]

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote: 3,975,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)   Sole power to dispose or to direct the disposition of: 3,975,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)     Scoggin International Fund, Ltd.4

(a)	Amount beneficially owned: 3,625,000[5]

(b)	Percent of class: 4.2%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: 3,625,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)   Sole power to dispose or to direct the disposition of: 3,625,000

_______________________
[1]
The general partner of Scoggin Capital Management, L.P. II is S&E Partners, L.P., a limited partnership organized under the laws of Delaware. Scoggin, Inc., a corporation organized under the laws of Delaware, is the sole general partner of S&E Partners, L.P. Craig Effron and Curtis Schenker are the stockholders of Scoggin, Inc.

[2]	Includes 2,850,000 shares of Common Stock issuable upon the exercise of warrants.

[3]
Percentages are based on 84,049,115 outstanding shares of Common Stock as of March 23, 2007 (as set forth in the Issuer’s Amendment No. 2 to Form S-1, as filed with the Securities and Exchange Commission on April 4, 2007).

[4]	The investment manager of Scoggin International Fund, Ltd. is Scoggin, LLC. Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

[5]	Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

(iv)	Shared power to dispose or to direct the disposition of: 0

(iii)    Scoggin, LLC6

(a)	Amount beneficially owned: 4,040,000[7]

(b)	Percent of class: 4.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,625,000[8]

(ii)	Shared power to vote or to direct the vote: 415,000[9]

(iii)	Sole power to dispose or to direct the disposition of: 3,625,000[8]

(iv)	Shared power to dispose or to direct the disposition of: 415,000[9]

(iv)   Craig Effron

(a)	Amount beneficially owned: 8,015,000[10]

(b)	Percent of class: 8.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,015,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,015,000

_____________________________
[6]
Scoggin, LLC is the investment manager of Scoggin International Fund, Ltd. and the investment manager for certain discretionary managed accounts. Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

[7]	Includes 2,765,000 shares of Common Stock issuable upon the exercise of warrants.

[8]	Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

[9]	Includes 265,000 shares of Common Stock issuable upon the exercise of warrants.

[10]	Includes 5,615,000 shares of Common Stock issuable upon the exercise of warrants.

(v)    Curtis Schenker

(a)	Amount beneficially owned: 8,015,000[10]

(b)	Percent of class: 8.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,015,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,015,000

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

A person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities with respect to the 415,000 shares (which includes 265,000 shares issuable upon the exercise of warrants) held in certain discretionary managed accounts to which Scoggin, LLC is the investment manager.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Scoggin Capital Management, L.P. II By: S&E Partners, L.P., its General Partner By: Scoggin, Inc., its General Partner
By: /s/ Craig Effron Title: President
Dated as of April 17, 2007

Scoggin International Fund, Ltd. By: Scoggin, LLC, its Investment Manager
By: /s/ Craig Effron Title: Member
Dated as of April 17, 2007

Scoggin, LLC
By: /s/ Craig Effron Title: Member
Dated as of April 17, 2007

/s/ Craig Effron Craig Effron
Dated as of April 17, 2007

/s/ Curtis Schenker Curtis Schenker
Dated as of April 17, 2007

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Scoggin Capital Management, L.P. II By: S&E Partners, L.P., its General Partner By: Scoggin, Inc., its General Partner
By: /s/ Craig Effron Title: President
Dated as of April 17, 2007

Scoggin International Fund, Ltd. By: Scoggin, LLC, its Investment Manager
By: /s/ Craig Effron Title: Member
Dated as of April 17, 2007

Scoggin, LLC
By: /s/ Craig Effron Title: Member
Dated as of April 17, 2007

/s/ Craig Effron Craig Effron
Dated as of April 17, 2007

/s/ Curtis Schenker Curtis Schenker
Dated as of April 17, 2007